#203-700 West Pender Street, Vancouver, BC  V6C 1G8

Tel: 604-681-2300

MANAGEMENT INFORMATION CIRCULAR

(This document contains information as at September 17, 2020 and all amounts are in Canadian dollars, unless otherwise indicated.)

GENERAL PROXY INFORMATION

This Management Information Circular is furnished to the shareholders (the "Shareholders") of Giga Metals Corporation (the "Company") by the board of directors of the Company (the "Board") in connection with the solicitation by the Company's Board of proxies to be voted at the Annual General and Special Meeting (the "Meeting") of the Shareholders to be held on Thursday, October 22, 2020 at 12:00 p.m. PST at 900 - 885 West Georgia Street, Vancouver, British Columbia or at any adjournment or postponement thereof.

COVID-19

In view of the current and rapidly evolving COVID-19 outbreak, the Company encourages Shareholders not to attend the Meeting in person. No more than 10 persons will be permitted to attend in person at the in-person location for the Meeting. The Company may take additional precautionary measures in relation to the Meeting in response to further developments in the COVID-19 outbreak. As always, the Company encourages Shareholders to vote prior to the Meeting.

Any person who intends to attend the Meeting in person must register with the Company's corporate secretary at least 72 hours in advance and receive approval, by calling Leslie Young at 604-681-2300 or by email lyoung@gigametals.com.

Shareholders are encouraged to vote on the matters before the meeting by proxy and to join the Meeting by teleconference. To access the Meeting by teleconference, dial toll free in Canada and the US at 1-877-385-4099 or locally and internationally at 604 899-2399, Participant Code 6899676#.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, regular officers and employees of the Company.  The Company does not reimburse shareholders, nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses.  No solicitation will be made by specifically engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company.  The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular.  This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment and Revocation of Proxy

Registered Shareholders

Registered Shareholders are entitled to vote at the Meeting.  A Shareholder is entitled to one vote for each common share in the capital of the Company ("Common Shares") that such Shareholder holds on September 17, 2020  (the "Record Date") on the resolutions to be acted upon at the Meeting and any other matter to come before the Meeting.  The persons named as proxy holders (the "Designated Persons") in the enclosed form of proxy are directors and/or officers of the Company.

In order to be voted, the completed form of proxy must be received by the Company's registrar and transfer agent, Computershare Investor Services Inc., at their offices located at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Tel:  1 800 564 6253), at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled commencement of the Meeting or an adjournment of the Meeting.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder's attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact for, the corporation.  If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarial copy thereof, should accompany the form of proxy.

A Shareholder who has given a proxy may revoke it at any time, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder's attorney-in-fact authorized in writing or, where that Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation and (b) delivered either: (i) to the Company at #203-700 West Pender Street, Vancouver, BC  V6C 1G8 (Attention: Mark Jarvis) at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof; (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof; or (iii) in any other manner provided by law.  Also, a proxy will automatically be revoked by either: (a) attendance at the Meeting and participation in a poll (ballot) by a Shareholder or (b) submission of a subsequent proxy in accordance with the foregoing procedures.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company knows of no such amendments, variations, or other matters to come before the Meeting.  The shares represented by a Shareholder's proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for.  If the Shareholder specifies a choice with respect to any matter to be voted upon, the shares represented by that Shareholder's proxy will be voted accordingly.

In the case of abstentions from or withholding of the voting of Common Shares on any matter, the shares which are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

A Shareholder has the right to appoint a person to attend and act for him on his behalf at the Meeting other than the persons named in the enclosed instrument of proxy.  To exercise this right, the Shareholder must strike out the names of the persons named in the instrument of proxy and insert the name of his nominee in the blank space provided, or complete another instrument of proxy.  Such Shareholder should notify the nominee of the appointment, obtain the nominee's consent to act as proxy and should provide instruction to the nominee on how the Shareholder's shares should be voted.  The nominee should bring personal identification to the meeting.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the designated persons named in the form of proxy.  It is intended that the designated persons will vote the common shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the company's board of directors for directors and auditor.

However, in view of the current and rapidly evolving COVID-19 outbreak, the Company encourages Shareholders not to attend the Meeting in person. No more than 10 persons will be permitted to attend in person at the in-person location for the Meeting. Shareholders are encouraged to vote on the matters before the meeting by proxy and to join the Meeting by teleconference. To access the Meeting by teleconference, dial toll free in Canada and the US at 1-877-385-4099 or locally and internationally at 604 899-2399, Participant Code 6899676, followed by #.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.  At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the common shares on any matter, the common shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

Non Registered Shareholders

The information set out in this section is of significant importance to those Shareholders who do not hold shares in their own name.  Shareholders who do not hold their shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by Shareholders whose names appear on the records of the Company as the registered holders of Common Shares can be recognized and acted upon at the Meeting.  If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in the Shareholder's name on the records of the Company.  Such Common Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker.  In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).  Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated to the appropriate person well in advance of the Meeting.

Regulatory policies require intermediaries to seek voting instructions from Beneficial Shareholders in advance of a shareholders' meeting.  Beneficial Shareholders have the option of either not objecting to their intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholder are designated as non-objecting beneficial owners, or "NOBOs") or objecting to their intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designed as objecting beneficial owners, or "OBOs").

In accordance with the requirements of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the notice of meeting, this Information Circular and a request for voting instructions (a "VIF") instead of a proxy (the notice of meeting, Information Circular and VIF or proxy are collectively referred to as the "Meeting Materials"), directly to the NOBOs and indirectly through intermediaries to the OBOs.  The intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to the OBOs.

Meeting Materials sent to Beneficial Shareholders are accompanied by a VIF, instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, the Beneficial Shareholder is able to instruct the intermediary (or other registered shareholder) how to vote the Beneficial Shareholder's shares on the Beneficial Shareholder's behalf.  For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The majority of intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions, Inc. ("Broadridge") in Canada.  Broadridge typically prepares a machine-readable VIF, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the internet or telephone.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions.  If you have any questions respecting the voting of shares held through an intermediary, please contact that intermediary for assistance.

In either case, the purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own.  A Beneficial Shareholder receiving a VIF, through Broadridge or another intermediary, cannot use that form to vote Common Shares directly at the Meeting. Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered.  Should a Beneficial Shareholder who receives a VIF wishes to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only Registered Shareholders have the right to revoke a proxy.  A Beneficial Shareholder who wishes to change its vote must, at least seven (7) days before the Meeting, arrange for its intermediary to revoke its VIF on its behalf.

All references to Shareholders in this Information Circular and the accompanying instrument of proxy and notice of meeting are to Registered Shareholders unless specifically stated otherwise.

The Meeting Materials are being sent to both registered and non-registered owners of the Company's shares.  If you are a Beneficial Shareholder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of the Company's securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.  By choosing to send the Meeting Materials to you, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you; and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the VIF.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no:  (a) person who has been a director or executive officer of the Company at any time since the beginning of the Company's last financial year; (b) proposed nominee for election as director of the Company; and (c) associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any of the matters to be acted upon other than the election of directors and the appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of Common Shares without par value, of which 69,892,977 Common Shares are issued and outstanding as of September 17, 2020, the Record Date. Although the Company is also authorized to issue an unlimited number of Class A Preference Shares without par value, none of these preference shares have been issued.

Only the registered holders of Common Shares who were holders as of the Record Date are entitled to vote at the Meeting.  These registered holders of Common Shares will be entitled to one vote for each Common Share held on the Record Date.

MATTERS TO BE ACTED UPON AT THE MEETING

Appointment and Remuneration of Auditors

Shareholders will be asked to vote for an ordinary resolution to re-appoint Crowe Mackay LLP, Chartered Professional Accountants of Vancouver, British Columbia, as the auditors of the Company until the next annual general meeting of the Shareholders and to authorize the Board to fix their remuneration.

Management recommends shareholders to vote for the ratification of the appointment of Crowe Mackay LLP, Chartered Professional Accountants, as the Company's auditors for the Company's fiscal year ending December 31, 2019, remuneration to be fixed by the Company's Board.

UNLESS SUCH AUTHORITY IS WITHHELD, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF DALE MATHESON CARR-HILTON LABONTE, CHARTERED PROFESSIONAL ACCOUNTANTS, AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL GENERAL MEETING OF THE SHAREHOLDERS AND TO AUTHORIZE THE BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.

Election of Directors

The directors of the Company are elected at each annual general meeting of the Company and hold office until the next annual general meeting or until their successors are elected or appointed, unless the director's office is earlier vacated in accordance with the Company's Articles or applicable corporate statutes.

The Shareholders will be asked to pass an ordinary resolution to fix the number of directors of the Company at five (5)  Management of the Company proposes to nominate each of the following persons for re-election as a director.  Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Province & Country of Residence and Position Held with the Company	Principal Occupation During the Last Five Years	Number of Voting Securities Beneficially Owned or Controlled or Directed, Directly or Indirectly (1)	Period(s) During Which Served as a Director of the Company
MARK JARVIS (2) (3) British Columbia, Canada CEO and Director	Businessman; President and CEO of the Company from January 2004 to present; President and CEO, director of Shoal Point Energy Ltd. from February 2013 to present; director of Claren Energy Corp., (formerly Terra Nova Energy Ltd. from February 2014 to December 11, 2018.	4,795,415	January 9, 2004 to present
LYLE DAVIS (2)(3)(4)(5) British Columbia, Canada Director	Director of the Company from June 2004 to present; CEO of Condor Resources Inc. from July 2013 to present.	300	June 11, 2004 to present
MARTIN VYDRA(4) Edmonton, Alberta President and Director	Businessman; Director of the Company from November 20, 2018 to present; currently President and independent consultant of Nonoc Ventures; Sherritt International from May 1987 and Sr. VP from February 2012 to April 2018.	400,000	November 20, 2018 to present
ROBERT MORRIS (1) (2) (5) Toronto, Ontario Director	Businessman; Director of the Company from January 19, 2019 to present; formerly Executive VP of Vale Canada from 2012 to 2018.	65,000	January 19, 2019 to present

ANTHONY MILEWSKI (4)(5) Kennewick, Washington USA Chairman and Director	Businessman; Director of the Company from April 29, 2019 to present; currently President and CEO of Conic Metals Corp.	500,000	April 29, 2019 to present

(1) The information as to security holdings of each director has been provided by the respective proposed directors and nominees and is not within the Company's knowledge.

(2) Member of the Company's audit committee.

(3) Member of the Company's disclosure committee.

(4) Member of the Company's nominating committee.

(5) Member of the Company's compensation committee.

Management recommends shareholders to vote for the nominees for re-election as directors.

UNLESS SUCH AUTHORITY IS WITHHELD, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF A RESOLUTION TO FIX THE NUMBER OF DIRECTORS AT FIVE (5) AND TO APPOINT AS DIRECTORS,  LYLE DAVIS, MARK JARVIS, ROBERT MORRIS,MARTIN VYDRA AND ANTHONY MILEWSKI.

Management does not contemplate that any of the nominees will be unable to serve as a director.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Orders

Other than described below, none of the directors of the Company is, or within the past ten years prior to the date hereof has been, a director or executive officer of any issuer that, while that person was acting in the capacity:

(a) was subject to a cease trade or similar order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days;

(b) was subject to an event that resulted, after the director or executive officer ceased to be a director or senior officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than 30 consecutive days; or

(c) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to the bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the person.

Bankruptcies

To the best of management's knowledge, no proposed director of the Company has, within 10 years before the date of this Information Circular, been a director or an executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

To the best of management's knowledge, no proposed director of the Company has, within the ten (10) years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Penalties or Sanctions

No proposed director of the Company has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

The above information was provided by management of the Company.

Statement of Executive Compensation - Venture Issuers

Director and Named Executive Officer Compensation, excluding Compensation Securities

The following table sets forth all direct and indirect compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company thereof to each NEO and each director of the Company, in any capacity, including for greater certainty, all plan and non-plan compensation, direct or indirect pay, remuneration, economic or financial award, reward, benefit, gift or perquisite paid, payable, awarded, granted, given or otherwise to the NEO or director for services provided and for services to be provided, directly or indirectly, to the Company.

		Salary,			Value of
		Consulting Fee,		Committee	all	Total
Name &		Retainer or	Bonus	or Meeting	Compensation*	Compensation
Position	Year	Commission ($)	($)	Fees (11) ($)	($)	($)

MARK JARVIS	2019	96,000	Nil	Nil	Nil	96,000
CEO (1)	2018	96,000	Nil	Nil	59,760	155,760

BRIAN FIDDLER	2019	Nil	Nil	Nil	Nil	Nil
Former CFO (2)	2018	17,461	Nil	Nil	9,398	26,859

LESLIE YOUNG	2019	58,000	Nil	Nil	Nil	58,000
Corp. Secretary (3)	2018	47,850	Nil	Nil	9,398	57,248

		Salary,			Value of
		Consulting Fee,		Committee	all	Total
Name &		Retainer or	Bonus	or Meeting	Compensation*	Compensation
Position	Year	Commission ($)	($)	Fees (11) ($)	($)	($)
MATT ANDERSON	2019	31,132	Nil	Nil	Nil	31,132
CFO (8)	2018	28,709	Nil	Nil	18,797	47,506

LYLE DAVIS	2019	Nil	Nil	6,000	Nil	6,000
Director (4)	2018	Nil	Nil	Nil	31,564	31,564(11)
Former Chairman (4)

JON HYKAWY	2019	Nil	Nil	378	Nil	378
Former Director (5)	2018	Nil	Nil	Nil	31,564	31,564

PHILLIP	2018	Nil	Nil	1,500	Nil	1,500
ROBINSON	2018	Nil	Nil	Nil	31,564	31,564
Former Director (6)

MARTIN VYDRA	2019	6,500	Nil	5,500	197,555	209,555
President & Director (7)	2018	Nil	Nil	Nil	40,429	40,429

ROBERT MORRIS	2019	Nil	Nil	5,622	68,857	74,479
Director (9)

ANTHONY MILEWSKI	2019	Nil	Nil	52,427	88,921	141,348
Chairman & Director (10)

*  Includes Stock Based Compensation

(1) Mark Jarvis was appointed Chief Executive Officer of the Company on January 9, 2004.

(2) Brian Fiddler was appointed as Chief Financial Officer on January 9, 2003 and ceased on April 15, 2018.

(3) Leslie Young was appointed Corporate Secretary February 26, 2004.

(4) Lyle Davis was appointed a director of the Company on June 11, 2004 and ceased as Chairman on August 17, 2020.

(5) Dr. Jonathan Hykawy was appointed as a director of the Company on September 11, 2017 and resigned January 20, 2018.

(6) Phillip Robinson was appointed as a director of the Company on November 1, 2017 and resigned on April 26, 2019.

(7) Martin Vydra was appointed as a director of the Company on January 20, 2018 and President on November 12, 2019.

(8) Matt Anderson was appointed Chief Financial Officer of the Company on April 20, 2018.

(9) Robert Morris was appointed a director of the Company on January 22, 2019.

(10) Anthony Milewski was appointed a director of the Company April 29, 2019 and Chairman on August 17, 2020.

(11) Directors fees paid to independent directors effective first quarter of 2019 of $1500 per quarter. Anthony Milewski was paid directors' fees of $6,500/month.

Stock options and other compensation securities

The following table sets out all compensation securities granted or issued to each director and NEO by the Company or any subsidiary thereof in the year ended December 31, 2019 for services provided, or to be provided, directly or indirectly, to the Company or any subsidiary thereof:

Name and Position	Type of Compensation Security	Number of compensation securities, number of underlying securities and % of class	Date of issue or grant	Issue, conversion or exercise price ($)	Closing price of security or underlying security on date of grant ($)	Closing price of security or underlying security at year end ($)	Expiry Date
MARTIN VYDRA(1)	Stock Options	200,000	Sept-26-19	0.40	0.40	0.33	Sept-26-24
Director	Stock Options	400,000	Nov-15-19	0.45	0.43	0.33	Nov-15-24
ROBERT MORRIS (2)	Stock Options	300,000	Jan-23-19	0.35	0.26	0.33	Jan-23-24
Director
ANTHONY MILEWSKI (3)	Stock Options	500,000	Apr-30-19	0.20	0.195	0.33	Apr-30-24
Director

(1) During the year ended December 31, 2019, Mr. Vydra was granted 200,000 stock options on September 26, 2019 which stock options are exercisable at $0.40  per share until expiry on September 26, 2024. Mr. Vydra was also granted 400,000 stock options on November 15, 2019 which stock options are exercisable at $0.45 per share until expiry on November 15, 2024

(2) During the year ended December 31, 2019 Mr. Morris was granted  300,000 stock options on January 23, 2019 which stock options are exercisable at $0.35 per share until expiry January 23, 2024.

(3) During the year ended December 31, 2019 Mr. Milewski was granted 500,000 stock options on April 30, 2019 which stock options are exercisable at $0.20 per share until expiry April 30, 2024.

Exercise of Compensation Securities by Directors and NEOs

Other than as set out below, no director or NEO exercised any compensation securities, being solely comprised of stock options, during the year ended December 31, 2019.

Exercise of Compensation Securities by Directors and NEOs

Name and Position	Type of Compensation Security	Number of underlying securities exercised	Exercise price per security ($)	Date of exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Leslie Young, Officer	Stock Options	75,000	0.10	11-Oct-19	$0.45	0.35	$33,750
	Stock Options	50,000	0.10	03-Sep-20	$0.54	$0.44	$27,000

Employment, consulting and management agreements

The Company entered into an employment agreement with Brian Fiddler effective March 2013 with regards to his employment as the CFO of the Company. The agreement is automatically renewed for subsequent 12 month term unless earlier terminated. Pursuant to the agreement, the Company has agreed to pay Mr. Fiddler a base salary of $1,455 per month.  This agreement terminated April 15, 2018.

The Company entered into an employment agreement with Leslie Young effective January 2010 with regards to her employment as the Corporate Secretary of the Company. The agreement is automatically renewed for subsequent 12 month term unless earlier terminated. Pursuant to the agreement, the Company has agreed to pay Ms. Young a base salary of $4,500 per month.

The Company entered into a Consulting Agreement with Matt Anderson (Malaspina Consultants Ltd.) effective February 1, 2018 with regards to his employment as CFO of the Company.  The agreement is automatically renewed for subsequent 12 month term unless earlier terminated.  Pursuant to the agreement, the Company has agreed to pay Malaspina Consultants a fee of $170/hour with a guarantee of 10 hours of service per month.

Currently the CFO and Corporate Secretary of the Company have ongoing employment agreements to perform duties to the Company as it pertains to their positions.

Employment, Consulting and Management Agreements

For the year ended December 31, 2019, other than described above, the Company does not have any employment, consulting or management agreements or arrangements with any of the Company's current NEOs or directors.

Oversight and Description of Director and NEO Compensation

The Company's compensation program is intended to attract, motivate, reward and retain the management talent needed to achieve the Company's business objectives of improving overall corporate performance and creating long-term value for the Company's shareholders. The compensation program is intended to reward executive officers on the basis of individual performance and achievement of corporate objectives, including the advancement of the exploration and development goals of the Company. The Company's current compensation program is comprised of base salary or fees, short term incentives such as discretionary bonuses and long term incentives such as stock options.

The Board has not created or appointed a compensation committee given the Company's current size and stage of development. All tasks related to developing and monitoring the Company's approach to the compensation of the Company's NEOs and directors are performed by the members of the Board. The compensation of the NEOs, directors and the Company's employees or consultants, if any, is reviewed, recommended and approved by the Board without reference to any specific formula or criteria. NEOs that are also directors of the Company are involved in discussion relating to compensation, and disclose their interest in and abstain from voting on compensation decisions relating to them, as applicable, in accordance with the applicable corporate legislation.

Pension Plan Benefits

The Company has no pension, defined benefit or defined contribution plans in place.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all the Company's equity compensation plans as of December 31, 2019.  The Company's equity compensation plan consists of the Plan:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	5,535,000	$0.34	14,402(2)
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	5,535,000	$0.34	14,402(2)

(1)  The Company does not have any warrants or rights outstanding under any equity compensation plans.

(2)  Based on the Company's issued and outstanding common shares of 55,494,015 as at December 31, 2019.

The Plan provides for the issuance of stock options to acquire up to 10% of the issued and outstanding common shares as of the date of granting of the options. Pursuant to the policies of the TSX Venture Exchange (the "Exchange"), a rolling stock option plan needs to be re-approved by the shareholders of the Company annually. A copy of the Plan is available for review on the Company's profile at www.sedar.com and at the office of the Company at Suite #203-700 West Pender Street, Vancouver, BC  V6C 1G8 or at the registered offices of the Company, at 800 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1 during normal business hours up to and including the date of the Meeting.  See "Particulars of Matters To Be Acted Upon - Stock Option Plan".

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 Disclosure of Corporate Governance Practices, requires all reporting issuers to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") adopted in National Policy 58-201 Corporate Governance Principles. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices.  The Company's corporate governance policies and mandates may also be publicly viewed on the Company's website at www.gigametals.com.

Board of Directors

Independence of Members of Board

The Company's current Board consists of five directors, three of whom are independent based upon the tests for independence set forth in NI 52-110.  Assuming the election of five directors as per the resolutions being put forward by the Board, three of the directors, Messrs. Lyle Davis, Anthony Milewski and Robert Morris would be independent.  Mr. Mark Jarvis is not independent as he is the Chief Executive Officer of the Company.  Mr. Martin Vydra is not independent as he is the President of the Company.

Management is nominating five (5) individuals to the Company's Board: Mark Jarvis, Lyle Davis, Martin Vydra,  Robert Morris and Anthony Milewski

The Guidelines suggest that the Board of every reporting issuer should be constituted with a majority of individuals who qualify as "independent" directors under National Instrument 52-110 Audit Committees ("NI 52-110"), which provides that a director is independent if he or she has no direct or indirect "material relationship" with the Company.  A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a member's independent judgment.

The operations of the Company do not support a large board, and the Board has determined that a Board of four persons is appropriate for the Company's current stage of development.  In the event of a conflict of interest at a meeting of the Board, the conflicted director will, in accordance with corporate law and in accordance with his or her fiduciary obligations as a director of the Company, disclose the nature and extent of his or her interest to the meeting and abstain from voting on or against the approval of such participation.

Participation of Directors in Board Meetings

For the year ended December 31, 2019, four regular board meeting were held.  All directors were in attendance, either in person or via teleconference.

Board Mandate

The Board is responsible for the conduct of the Company's affairs generally.  The Board is responsible for reviewing and approving the Company's operating plans and budgets as presented by management.  The Board is responsible for identifying the principal risks of the Company's business and for ensuring these risks are effectively monitored and mitigated to the extent practicable.  Succession planning, including the recruitment, supervision, compensation and performance assessment of the Company's senior management personnel, also fall within the ambit of the Board's responsibilities.  The Board is responsible for ensuring effective communications by the Company with its shareholders and the public and for ensuring that the Company adheres to all regulatory requirements with respect to the timeliness and content of its disclosure.  In keeping with its overall responsibility for the stewardship of the financial affairs of the Company, the Board created an Audit Committee which is responsible for the integrity of the Company's internal control and management information systems.

The Board is responsible for approving annual operating plans recommended by management.
Board consideration and approval is also required for all material contracts and business transactions and all debt and equity financing proposals.

The Board delegates responsibility to management for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on the Company's business in the ordinary course, managing the Company's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements.

The Board believes the Company is well served and the independence of the Board from management is not compromised.  The Board does not have and does not consider it necessary under the circumstances to have, any formal structures or procedures in place to ensure that the Board can function independently of management. The Board believes that its current composition is sufficient to ensure that the Board can function independently of management.

Position Descriptions

Given the small size of the Company, the board does not have written position descriptions for its chairman or its committee chairs.  The Board delineates the role and responsibilities of these individuals through reference to industry norms, past practice and in the case of the CEO, through his employment contract with the Company.

The Chairman is independent of management and is responsible for leading the discussion and ensuring that the Board convenes as often as is required in order to meet the needs of the Company. In addition, the Chairman also meets with the CEO on a regular basis to help with this function. The Audit Committee has a chair and a charter which charter provides structure and guidance with respect to the roles of the board, committee and the chair. In addition, the chair of the Audit Committee is independent of management.  The Disclosure Committee does not have a written description for the chair. The Chair of the Disclosure Committee is independent from Management and has a Corporate Disclosure Policy which provides of timely, factual and accurate disclosure of all corporate information to Security holders of the Company and to the public.

Directorships

The following table is a list of directorships in other reporting issuers held by the director(s) of the Company.

Name of Director	Name of Reporting Issuer
Lyle Davis	Condor Resources Inc.(1)
Earl Resources Limited (2)
Mark Jarvis	Shoal Point Energy Ltd. (3)
Anthony Milewski	Conic Metals Corp. (4)
Highlands Pacific Limited (5)

(1) Mr. Davis became a director of Condor Resources Inc. as of February 2, 2004.

(2)  Mr. Davis became a director of Earl Resources Limited as of November 7, 2017.

(3) Mr. Jarvis became a director of Shoal Point Energy Ltd. as of February 2013.

(4) Mr. Milewski became a director of Conic Metals Corp. as of April 20, 2017.

(5) Mr. Milewski became a director of Highlands Pacific Limited as of June 5, 2018.

Orientation and Continuing Education

Due to the small size of the Company's current Board, the Board does not have a formal process of orientation or education program for the new members of the Board. However, any new directors will be given the opportunity to: (a) familiarize themselves with the Company, the current directors and members of management; (b) review copies of recently publicly filed documents of the Company, technical reports and the Company's internal financial information; (c) have access to technical experts and consultants; and (d) review a summary of significant corporate and securities legislation.  Directors are also given the opportunity for continuing education.

Board meetings may also include presentations by the Company's management and consultants to give the directors additional insight into the Company's business.

Ethical Business Conduct

The Board has adopted a Code of Ethics and Insider Trading Policy (the "Code") which has been distributed to its directors, officers, employees and consultants.  A copy of the Code is available from the Company on written request or may be viewed on the Company's website.

Nomination of Directors

The Board has a nominating committee.  The Board considers its size each year when it passes a resolution determining the number of directors to be appointed at each annual general meeting of Shareholders.  The Board has determined that the configuration of five (5) directors proposed at the Meeting is the appropriate number of directors, taking into account the number required to carry out duties effectively while maintaining a diversity of views and experiences.

Compensation

The directors of the Company receive $1,500 cash compensation per quarter for services rendered in their capacity as directors. Anthony Milewski, the Chair, receives $6,500 per month for serving as a director and as Chair.  The directors of the Company receive options from time to time.  The Board has a compensation committee.  The compensation committee members are as of the date hereof Lyle Davis and Robert Morris.

Other Board Committees

The Board has an audit committee and a disclosure committee.

The disclosure committee is responsible for ensuring compliance with the Company's corporate disclosure policy, which provides for timely, factual and accurate disclosure of corporate information to security holders and to the public.  The members of the disclosure committee are those persons who from time to time occupy the following offices of the Company: chief executive officer, chief financial officer, the chairman of the Board, the President and the corporate secretary.

Please refer to the section entitled "Audit Committee" and Schedule "A" Audit Committee Charter for more information regarding the Audit Committee.

Assessments

Due to the size of the Company's current Board, the Board does not formally review individual Board members or committee members and their contributions.  The Board is of the view that the Company's shareholders are the most important assessors of Board performance and that they provide the most effective, objective assessment of the Board's performance.

AUDIT COMMITTEE

National Instrument 52-110 Audit Committees ("NI 52-110") of the Canadian Securities Administrators requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor.

Audit Committee Charter

The Company's Audit Committee is governed by an Audit Committee Charter.  The text of the Audit Committee's Charter is attached as "Schedule A" to this circular.

Composition of the Audit Committee

The Company's Audit Committee is comprised of three directors: Lyle Davis, Mark Jarvis and Robert Morris.  As defined in NI 52-110, Mark Jarvis, the Company's CEO, is not "independent" and Lyle Davis and Robert Morris are independent. All of the Audit Committee members are "financially literate", as defined in National Instrument 52-110, as all have the industry experience necessary to understand and analyze financial statements of the Company, as well as the understanding of internal controls and procedures necessary for financial reporting.

The Audit Committee is responsible for review of both interim and annual financial statements for the Company.  For the purposes of performing their duties, the members of the Audit Committee have the right at all times, to inspect all the books and financial records of the Company and any subsidiaries and to discuss with management and the external auditors of the Company any accounts, records and matters relating to the financial statements of the Company.  The audit committee members meet periodically with management and annually with the external auditors.

Relevant Education and Experience

Each of Mr. Davis, Mr. Jarvis and Mr. Morris meet the requirements set out in Section 3 - Relevant Education and Experience of Form 52-110F2 Disclosure by Venture Issuers.

Lyle Davis

Mr. Davis is an independent director of the Company.  Mr. Davis has extensive experience in the corporate finance, advisory and management services of public companies.  He has a Bachelor's Degree in Civil Engineering from Queen's University, an MBA from the University of British Columbia and is a member of the Association of Professional Engineers and Geoscientists of Alberta.

Mark Jarvis

Mr. Jarvis has more than 30 years of experience in exploration and development of mineral resources, both in oil and gas and metals.  After a career in financing exploration projects as a stockbroker, Mr. Jarvis moved to the corporate side of the business in 1996.  He joined the Board of Ultra Petroleum and was responsible for Corporate Finance.

Robert Morris

Mr. Morris is an independent director of the Company and is the former Executive Vice President of Vale Canada.

Since the commencement of the Company's most recently completed financial year, the Company's Board has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4 or 8 of NI 52-110.  Section 2.4 (De Minimis Non-audit Services) provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided.  Section 8 (Exemptions) permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter of the Company.  A copy of the Company's Audit Committee Charter is attached hereto as Schedule "A".

External Auditor Service Fees

In the following table, "audit fees" are fees billed by the Company's external auditor for services provided in auditing the Company's annual financial statements for the subject year.  "Audit-related fees" are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company's financial statements.  "Tax fees" are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.  "All other fees" are fees billed by the auditor for products and services not included in the foregoing categories.

Audit Fees

The aggregate fees billed by the Company's external auditor in the last two fiscal years, by category, are as follows:

Year Ended	Audit Fees ($)	Tax Fees ($)	All Other Fees ($)
31-Dec-19	30,600	Nil	Nil
31-Dec-18	22,000	Nil	Nil

Exemption

The Company is relying on the exemption provided by section 6.1 of NI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of NI 52-110.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer, employee, or proposed nominee for election as a director, or associate of such person is, or at any time during the most recently completed financial year has been, indebted to the Company.

No indebtedness of a current or former director, executive officer, employee, or proposed nominee for election as a director, or associate of such person to another entity is, or at any time during the most recently completed financial year has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as elsewhere in this Information Circular or the documents of the Company incorporated by reference, no "Informed Person" (as defined in National Instrument 51-102 Continuous Disclosure Obligations), no proposed director of the Company and no associate or affiliate of any Informed Person or proposed director, has any material interest, direct or indirect, in any transaction since the commencement of the Company's most recently completed financial year or in any proposed transaction, which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are to any substantial degree performed by a person other than the directors or executive officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

The TSX-V requires that listed issuers must disclose on an annual basis, in their information circulars, the terms of their security based compensation arrangements and any amendments that were adopted in the last fiscal year.  Accordingly, the Company is providing the disclosure below.

Stock Option Plan

The Shareholders will be asked to approve the unallocated options issuable pursuant to the Plan every year in accordance with the rules and policies of the TSX-V.  Therefore, the Shareholders will be asked for such approval at the annual meeting of the shareholders of the Corporation.

The only security based compensation arrangement which the Company has in place is the amended and restated stock option plan (the "Plan"), which was approved by the Company's Shareholders at the Company's annual general and special meeting held on June 27, 2008.  The Company amended and restated its previous stock option plan (approved by Shareholders at the Company's 2004 annual general meeting) (the "2004 Plan") to meet the requirements of the policies of the TSX-V as set out in the TSX-V Company Manual (the "Manual").  The Company also made certain amendments to the 2004 Plan, to allow for beneficial tax treatment of incentive stock options by certain eligible persons who are subject to tax in the United States.

The purpose of the Plan is to advance the interests of the Company by encouraging the directors, officers, employees, consultants and management company employees of the Company to acquire Shares in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of their affairs.

The rules of the TSX-V provide that all unallocated options issuable under a "rolling" stock option plan must be approved by Shareholders every year after the institution of the stock option plan.

Eligible Participants

Stock options ("Options") to purchase Shares may be granted to the following persons under the Plan:

a) Eligible Employees (as defined in the Plan);

b) Service Providers (as defined in Section 613(b) of the Manual):

c) directors;

d) consultants; and

e) such other persons as the plan administrator will select, subject to applicable laws.

Securities Available for Issuance under the Plan

Subject to adjustment as provided in Section 13 of the Plan, the Options to be offered under the Plan consist of authorized but unissued Shares of the Company.  The aggregate number of shares to be delivered upon the exercise of all Options granted under the Plan cannot exceed an amount equal to 10%

of the issued shares of the Company at the time of any granting of Options (on a non-diluted basis).  Based upon 69,892,977 Shares outstanding on the Record Date, this amounts to 6,958,298 Shares.

The Company on September 17, 2020 had 1,785,000 Options issued and outstanding under the Plan, representing 2.55% of the Company's then issued and outstanding Shares (on a non-diluted basis).

Issuances to Insiders

The Plan limits the number of Options which may be granted under the Plan to Insiders (as defined under applicable laws) as follows:

a) the number of Shares reserved for issuance with respect to options granted to Insiders cannot exceed ten percent (10%) of the issued and outstanding Shares on the grant date;

b) the issuance to Insiders, within a one year period, cannot result in a number of Shares issued to Insiders exceeding ten percent (10%) of the issued and outstanding Shares; and

c) the issuance of Shares to any one Insider, within a one year period, cannot exceed five percent (5%) of the issued and outstanding Common Shares.

Issuances to Individuals

The Plan limits the number of Options which may be granted under the Plan to any individual.  No person is eligible to receive Options to purchase more than 5% of the issued and outstanding Shares (subject to adjustment as set forth in Section 13 of the Plan).  Additionally, the number of Options granted to persons employed in investor relations activities and to consultants is limited to 2% of the issued and outstanding Shares.

Option Price

The exercise price of each Option is determined by the plan administrator in accordance with applicable laws, including the Manual and, for certain Options, the United States Internal Revenue Code of 1986.  The exercise price per Share cannot be less than the closing trading price of the Shares on the TSX-V on the last trading day preceding the date on which the Option is granted (or if the Shares are not then listed and posted for trading on the TSX-V, on such other stock exchange or quotation system on which the Shares are listed and posted for trading as may be selected by the Board).  In the event that the Shares are not listed and posted for trading on any stock exchange or other quotation system, the exercise price will be the fair market value of the Shares as determined by the plan administrator.  Additional restrictions on the exercise price of Options are stated in Section 4.1(c) of the Plan.

Vesting

The Plan provides that no Option will be exercisable until it has vested.  The plan administrator may, in its sole discretion, determine the time during which Options will vest and the method of vesting or that no vesting restriction will exist.  The vesting of one or more outstanding Options may be accelerated by the plan administrator at such times and in such amounts as it will determine in its sole discretion.

Term

Subject to Sections 11 and 12 of the Plan, the term of each Option (the "Option Period") is a period of time fixed by the plan administrator, not to exceed the maximum period permitted by any stock exchange or quotation system on which the Shares are then listed or other regulatory body having jurisdiction.

Termination

The Plan provides that, if an Optionee ceases to be a director, officer, employee or consultant, as the case may be, of the Company for any reason (other than death), that person may, but only within 90 days next succeeding his ceasing to be a director, officer, employee or consultant, exercise his Option to the extent that he was entitled to exercise it at the date of such cessation provided that, in the case of such person who is engaged in investor relations activity on behalf of the Company, the 90 day period will be shortened to 30 days.  In the case of termination of employment or contractual relationship with the Company or its subsidiaries for cause (as determined in the sole discretion of the plan administrator), the Options will terminate immediately.

In the event of the death of an Option holder, the Option previously granted to him is exercisable only within the 12 months next succeeding such death and then only:

a) by the person or persons to whom the Option holder's rights under the Option will pass by the Option holder's will or the laws of descent and distribution of the Option holder's domicile at the time of death; and

b) if and to the extent that he was entitled to exercise the Option at the date of his death.

Transferability

All benefits, rights and Options accruing to the Option holder in accordance with the terms and conditions of the Plan are not transferable or assignable unless specifically provided for by the Plan.

Amendment

The plan administrator may, at any time, suspend or terminate the Plan.  The Board may, subject to such approvals as may be required under the rules of any stock exchange or which the Shares are then listed, or other regulatory body having jurisdiction or any applicable securities laws, also at any time amend or revise the terms of the Plan, provided that no such amendment or revision will alter the terms of any Options granted under the Plan prior to such amendment or revision.

Notwithstanding the foregoing, the events triggering acceleration of vesting of outstanding Options may be modified, expanded or eliminated without the consent of Option holders and the plan administrator may modify grants to persons who are eligible to receive Options under this Plan who are foreign nationals or employed outside Canada and the United States to recognize differences in local law, tax policy or custom.

So long as it remains a policy of the TSX-V, or such other stock exchange or quotation system on which the Company's Shares are listed and posted for trading, the Company will obtain disinterested shareholder approval for any reduction in the exercise price of the Option if the Option holder is an Insider of the Company at the time of the proposed amendment.

Copy of the Plan

A copy of the Plan is available for review at the offices of the Company at Suite 203-700 West Pender Street, Vancouver, BC  V6C 1G8 during normal business hours up to and including the date of the Meeting.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at.  Financial information relating to the Company is provided in the Company's comparative financial statements and MD&A for the fiscal year ended December 31, 2019. Shareholders may contact the Company to request copies of financial statements and MD&A at the following address: #203-700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.

OTHER MATTERS

Other than the above, management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting.  However, if any other matters that are not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder entitled thereto and to the appropriate regulatory agencies, has been authorized by the Board of the Company.

Dated at Vancouver, British Columbia, this 17th day of September, 2020.

BY ORDER OF THE BOARD OF DIRECTORS

"Mark Jarvis"

Mark Jarvis, CEO and Director

SCHEDULE A

AUDIT COMMITTEE CHARTER

Overall Purpose and Objectives

  The audit committee will assist the board in fulfilling its oversight responsibilities.
  The audit committee will review the quarterly and annual financial statements, including the MD&A, prior to the presentation of the statements to the board.
  The audit committee will review the company's internal financial reporting system and the audit process, and make recommendations to the board as required.
  In performing its duties, the committee will maintain effective working relations with the board of directors, the management, and the external auditors.
  Each committee member will obtain an understanding of the committee's responsibilities, and their responsibilities as committee members.

Authority

  The board authorizes the audit committee, within the scope of its responsibilities, to:

1. Seek any information it requires from any employee (and all employees are directed to co-operate with any request made by the audit committee).

2. Ensure the attendance of company officers at meetings as appropriate.

3. Obtain outside legal or other professional advice.

  The audit committee shall recommend to the board their choice for auditor, and the compensation of the auditor.
  The auditor shall report directly to the audit committee.
  The audit committee shall pre-approve any non-audit services to be provided by the auditor.

Organization

  The audit committee will consist of (3) members, of which (2) will be independent.
  Members will be appointed for a (1) year term.
  The chairman of the audit committee will be nominated by the board.
  A quorum for any meeting will be (2) members.
  The secretary of the audit committee will be the company secretary.
  Meetings will be held not less than (4) times a year.  Special meetings may be convened as required.
  The meetings will be minuted.
  The auditor may convene a meeting if they consider it necessary.
  The auditor will be invited to at least (1) meeting a year, and invited to make presentations as required.

Roles and Responsibilities - Financial Statements

  Review the financial statements and determine whether they are complete and consistent with the information known to the committee members.
  Review the financial statements with respect to appropriate accounting principles.
  Meet with management to review the statements.
  Review the management discussion and analysis to ensure it is understandable and consistent with their knowledge of the financial statements.

Roles and Responsibilities - Annual Audit

  Review the auditor's proposed audit scope, and ensure there are no unreasonable restrictions or limitations on the scope.
  Consider the independence of the auditor by reviewing any other services they provide the company (tax, consulting, etc.).
  Meet with management and the auditors to review the results of the audit.
  Review the performance of the auditors.
  Make recommendations to the board regarding the reappointment of the auditor.
  Meet separately with the auditor to discuss any matters that the committee or the auditors believe should be discussed privately.
  Ensure that significant findings and recommendations made by the auditors are brought to the attention of the full board.
  Ensure that management responds to the recommendations from the auditor.

Roles and Responsibilities - Other

  Ensure the board is aware of matters which may significantly impact the financial statements or affairs of the company.
  If necessary, institute special investigations and if deemed necessary, hire special counsel or experts to assist.
  Review and update the charter, and have changes approved by the board.
  Establish procedures for the confidential submission by employees with respect to questionable accounting practices.
  Establish procedures with respect to the treatment of complaints received by the company regarding accounting or auditing matters.